UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR 15d-16

UNDER THE SECURITIES EXCHANGE ACT OF 1934

As at August 11, 2025

Commission File Number:

QUARTZ MOUNTAIN RESOURCES LTD.
(Translation of registrant's name into English)

14th Floor – 1040 W. Georgia Street Vancouver, British Columbia Canada V6E 4H1

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

☒ Form 20-F      ☐ Form 40-F

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ☐ Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ☐

SUBMITTED HEREWITH

Exhibits

99.1	Press Release

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SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Quartz Mountain Resources Ltd.

Date: August 11, 2025	By:	/s/ Sebastian Tang
Sebastian Tang
Chief Financial Officer

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